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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No __ )*

                                SOCHRYS.COM INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   833609 10 0
                                 (CUSIP Number)

                      Calendar year end: December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  833609 10 0


1) Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons (entities only

         WAYCROSS CORPORATION
         Jean Pierre Hofman

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ____________

         (b) ____________

3)       SEC Use Only
________________________________________________________________________________

4)       Citizenship or Place of Organization

                      Waycross Corporation: Cayman Islands
                      Jean Pierre Hofman: Netherlands

Number of         (5)       Sole Voting Power                      3,400,000
Shares Bene-
ficially          (6)       Shared Voting Power                            0
Owned by
Each Reporting    (7)       Sole Dispositive Power                 3,400,000
Person
With              (8)       Shared Dispositive Power                       0

9)       Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,400,000 shares

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11)      Percent of Class Represented by Amount in Row 9         27.0%

12)      Type of Reporting Person (See Instructions)   Waycross Corporation: CO
                                                       Jean Pierre Hofman:   IN


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CUSIP No.  833609 10 0


Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons---Furnish the full legal name of each person for whom the report is filed---i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G", below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)      The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization---Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregated Amount Beneficially Owned By Each Reporting Person, etc.---Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row 9 does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

(12) Type of Reporting Person---Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

         Category                                             Symbol
         Broker Dealer                                        BD
         Bank                                                 BK
         Insurance Company                                    IC
         Investment Company                                   IV
         Investment Adviser                                   IA
         Employee Benefit Plan
           or Endowment Fund                                  EP
         Parent Holding
           Company/Control Person                             HC
         Savings Association                                  SA


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CUSIP No.  833609 10 0


         Church Plan                                          CP
         Corporation                                          CO
         Partnership                                          PN
         Individual                                           IN
         Other                                                OO


Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statues or provisions. I.R.S. identification numbers, if furnished, will assist the commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.


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CUSIP No.  833609 10 0


Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

General Instructions

Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d- 2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

Information contained in a form which is required to be filed by rules under
Section 13(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.


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CUSIP No.  833609 10 0


                                    Item 1(a)

Name of Issuer: SOCHRYS.COM INC.

                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

Route de Jussy 29, CH 1226 Thonex-Geneva Switzerland

                                    Item 2(a)

Name of Person Filing:   Jean Pierre Hoffman
                         Waycross Corporation

                                    Item 2(b)

Address of Principal Business Office or, if none, Residence:

        29 Rue des Deux Communes, 1226 Thonex, Switzerland

                                    Item 2(c)

Citizenship:  Jean Pierre Hofman - Netherlands
              Waycross Corporation - Cayman Islands

                                    Item 2(d)

Title of Class of Securities: Common Stock

                                    Item 2(e)

CUSIP Number: 833609 10 0

                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ] Broker or Dealer registered under Section 15 of the Act.

[ ] Bank as defined in Section 3(a)(6) of the Act.

[ ] Insurance Company as defined in Section 3(a)(19) of the Act.

[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

[ ] An employee benefit plan or endowment fund in accordance with Rule
    13d-1(b)(1)(ii)(F);

[ ] A parent holding company or control person in accordance with Rule
    13d-1(b)(1)(ii)(G);


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CUSIP No.  833609 10 0


[ ] A savings associations as defined in Section 3(b) of the Federal Deposit
    Insurance Act (12 U.S.C. 1813);

[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable.

                                     Item 4

Ownership.*

(a) Amount Beneficially Owned: 3,400,000 shares

(b) Percent of Class:      27.0%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote                           3,400,000

(ii) shared power to vote or to direct the vote                                0

(iii) sole power to dispose or to direct the disposition of            3,400,000

(iv) shared power to dispose or to direct the disposition of                   0

 * Jean Pierre Hofman is the control person and has the power to control all investment and voting decisions by Waycross Corporation

                                     Item 5

Ownership of Five Percent or Less of a Class. Not Applicable.

                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

                                     Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

                                     Item 8

Identification and Classification of Members of the Group.    Not Applicable


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CUSIP No.  833609 10 0


                                     Item 9

Notice of Dissolution of Group. Not Applicable.

                                     Item 10

Certification. Not Applicable

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001
Date


/s/ Jean Pierre Hofman                   Waycross Corporation
--------------------------
Signature

Jean Pierre Hofman                       Per:     /s/ Jean Pierre Hofman
--------------------------                      ----------------------------
Name/Title                                        Jean Pierre Hofman


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